August 10, 2016

Via EDGAR and U.S. Mail

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Attention:	Mr. Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications

Re:	Brookdale Senior Living Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 12, 2016
Form 8-K filed May 9, 2016
File No. 1-32641

Dear Mr. Pacho:

On behalf of Brookdale Senior Living Inc. (the "Company"), this letter is being submitted in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated July 14, 2016 regarding the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the "2015 Form 10-K") and the Company's Current Report on Form 8-K filed on May 9, 2016.  For your convenience, included below is the original text of the comments from the comment letter followed by the Company's responses.

In responding to the Staff's comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to such disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Form 10-K for the Year Ended December 31, 2015
Management's Discussion and Analysis of Financial Condition and Results of Operations

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 10, 2016

Non-GAAP Financial Measures, page 67
1.	We note that your definitions of Adjusted EBITDA and Cash from Facility Operations, or CFFO, changed in the first quarter of 2015 to include CFFO from unconsolidated ventures. Please tell us how CFFO from unconsolidated joint ventures is calculated and why management believes it is important and appropriate to include in the non-GAAP measures presented.
Response
CFFO of unconsolidated ventures represents the Company's proportionate share of CFFO of the Company's unconsolidated ventures based on the Company's equity ownership percentage and is calculated for each unconsolidated venture in a manner consistent with the definition of CFFO for the Company's consolidated entities.  In the Company's earnings release dated August 8, 2016 furnished on the Company's Current Report on Form 8-K filed on August 9, 2016 (the "Second Quarter 2016 Earnings Release") and the Company's Quarterly Report on Form 10-Q filed on August 9, 2016 (the "Second Quarter 2016 Form 10-Q"), the Company has disclosed the method of calculating CFFO of unconsolidated ventures, and will continue to do so in future filings with the Commission.
The Company began including CFFO from unconsolidated ventures within its definition of consolidated CFFO in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010.  As described further in response to Comment #2, the Company views CFFO as a measure of liquidity.  Management uses CFFO to, among other things, evaluate the Company's ability to service its outstanding indebtedness, to pay dividends, to engage in share repurchases, and to make capital expenditures.  The Company believes that inclusion of CFFO of unconsolidated ventures is appropriate and useful since CFFO generated by the operations of the ventures, if distributed to the Company, is or could be used for any of the foregoing purposes.  Further, if CFFO of unconsolidated ventures is not distributed to the Company and remains at the venture level, it could be used to support financing transactions, the proceeds of which could be distributed to the Company, or to make capital expenditures, thus decreasing the Company's potential contributions to the venture to fund such expenditures.
The Company began including CFFO from unconsolidated ventures within its definition of Adjusted EBITDA in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.  In light of the Staff's updates to its Non-GAAP Financial Measures Compliance and Disclosure Interpretations ("C&DIs") issued on May 17, 2016, including new C&DI 100.04, the Company has reviewed whether the inclusion of CFFO from unconsolidated ventures and the receipt of entrance fees within Adjusted EBITDA is consistent with such guidance.  As a result, the Company has revised its definition and calculation of Adjusted EBITDA to no longer include CFFO from unconsolidated ventures and the receipt of entrance fees on a cash basis, beginning with the Company's Second Quarter 2016 Form 10-Q and Second Quarter 2016 Earnings Release.  The new definition of Adjusted EBITDA does include amortization of entrance fee

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 10, 2016

revenue on a GAAP basis (since net income (loss) is no longer adjusted for the receipt of entrance fees on a cash basis).

2.	We refer to your presentation of Cash from Facility Operations and note that you recently changed your reconciliation to begin with Net Income (Loss) rather than Net Cash Provided by (Used) in Operations. You previously disclosed that you used Cash From Facility Operations to evaluate your liquidity. Please tell us the basis for this change and how your presentation reconciles with your statement on page 70 that this measure affords management the ability to make decisions which are expected to facilitate meeting current financial and liquidity goals.
Response
Beginning with the Company's initial public offering in 2005 until its 2015 Form 10-K, the Company defined and reconciled CFFO from net cash provided by operating activities.  In such reports, the Company described CFFO primarily as a measure of liquidity.  Beginning with the 2015 Form 10-K, the Company began defining and reconciling CFFO beginning with net loss and describing CFFO primarily as a performance measure.  The change in definition and method of reconciling CFFO had no effect on the amount of CFFO for any periods presented in the 2015 Form 10-K or the Company's Quarterly Report on Form 10-Q filed on May 10, 2016.  The Company changed its definition and reconciliation of CFFO based on the Company's review of the Staff's interpretations of Regulation G and Item 10(e) of Regulation S-K and the Staff's comment letter process with Capital Senior Living Corporation ("CSU"), which are discussed in greater detail below.  The Company believes that CFFO is a non-GAAP financial measure that is useful to investors and unique to the senior living industry, and that two of the three publicly reporting companies in the industry (the Company and CSU) disclose CFFO in their periodic reports and/or earnings releases.
The Company acknowledges that the text of Regulation G and Item 10(e) of Regulation S-K, as well as the Staff's interpretations, including those set forth in Adopting Release No. 34-47226 (Jan. 22, 2003) and the C&DIs, make certain distinctions between the presentation of performance measures and liquidity measures.  However, Regulation G and Item 10(e) of Regulation S-K have not specifically defined what measures are performance measures or liquidity measures, and the Staff has historically afforded companies some flexibility in their view on whether a non-GAAP measure is a performance measure or a liquidity measure.
More recently, in 2013, the Staff engaged in a comment letter process with CSU, beginning with the Staff's letter dated November 20, 2013.  Specifically, the Staff's letter referenced C&DI 102.05 and indicated the Staff's belief that CSU's presenting Adjusted CFFO per share in its earnings releases was inappropriate since Adjusted CFFO was presented as a liquidity measure.  In its response dated December 3, 2013, CSU indicated that Adjusted CFFO per share was a performance measure used by management and specifically requested by CSU's investors and used by CSU's peer group (including the Company and Emeritus Corporation,

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 10, 2016

which the Company acquired in 2014).  In response to the Staff's comment, CSU prospectively modified its presentation of Adjusted CFFO per share in future earnings releases to reconcile this non-GAAP performance measure to consolidated net income (loss).  The Staff replied to CSU's response letter with an additional comment letter dated December 6, 2013, though the Staff's second comment letter raised no objection to CSU's response regarding its presentation of Adjusted CFFO per share as a performance measure.
In connection with the Company's preparation of its 2015 Form 10-K, it reviewed the Staff's interpretations as well as the Staff's more recent comment letter process with CSU.  Although the Company understands that the Staff's interpretations contained in comment letter processes with other companies generally apply to the specific set of facts and circumstances at hand, the CSU comment letter process was viewed as persuasive since the Company believes that CSU is the only other reporting company to disclose CFFO and since CSU's response to the Commission specifically referenced the Company's presentation of CFFO per share.  Taking into account the Staff's guidance and comment letter process with CSU, the Company determined for its 2015 Form 10-K to present CFFO as a performance measure.
The Company does not believe that management's prior definition and description of CFFO as a performance measure and a liquidity measure were incongruous, nor does it believe that performance measures and liquidity measures are inherently mutually exclusive.  However, the Company interprets the Staff's May 2016 revisions to C&DI 102.05 as a clarification of the Staff's approach in determining whether a non-GAAP measure is a performance measure or a liquidity measure by removing some of the flexibility historically afforded to companies regarding their characterization of a non-GAAP measure as a performance measure.
In light of the Staff's updates to C&DI 102.05 as part of the revised C&DIs issued on May 17, 2016, the Company has reviewed whether CFFO is a performance measure or liquidity measure on a spectrum, and has determined that CFFO would appear to be closer to a liquidity measure than a performance measure.  As a result, the Company has revised its definition and reconciliation of CFFO to reflect that it is a measure of liquidity and to reconcile such measure from net cash provided by operating activities, beginning with the Company's Second Quarter 2016 Form 10-Q and its Second Quarter 2016 Earnings Release.
In addition, since CFFO is a measure of liquidity, consistent with C&DI 102.05, the Company has ceased presenting CFFO per share in documents filed or furnished to the Commission, beginning with its Second Quarter 2016 Earnings Release.  The Company notes, however, that its annual incentive plans and long-term incentive plan awards to executive officers utilize CFFO on a per-share basis as a performance target.  With respect to performance-based restricted stock granted to executive officers, the CFFO per share performance target has been based on the Company's compound annual growth rate of CFFO per share over a three years period.  For the limited purposes of disclosures made under Item 402 of Regulation S-K in filings with the Commission relating to performance targets and results under the annual incentive plan and performance-based equity awards that utilize CFFO per share as a

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 10, 2016

performance target, the Company will continue to disclose CFFO on a per-share basis in reliance on Instruction 5 to Item 402(b) of Regulation S-K and C&DI 108.01.
3.	We refer to your non-GAAP measure Facility Operating Income and note that it excludes general and administrative expenses as well as facility lease expense. You state that you use this measure to assess your facility operating performance. However, these expenses appear to be directly related to your core operations. Please revise the calculation of these measures or tell us why you believe it is necessary and appropriate to do so.
Response
The Company has historically excluded general and administrative expense, as well as facility lease expense, from its definition and calculation of Facility Operating Income because this measure was intended to afford management and others the ability to review the Company's operating performance at a facility level.  General and administrative expenses are corporate-level expenses which were excluded since the Company's community-level management is unable to control such expenses.  Facility lease expense was excluded since it, too, cannot be controlled by community-level management and is a part of the Company's capital structure.
Over time, management has used Facility Operating Income with less frequency to evaluate its consolidated operating performance.  Therefore, the Company has determined to discontinue reporting Facility Operating Income in its filings with the Commission and other investor relations materials, beginning with its Second Quarter 2016 Earnings Release and Second Quarter 2016 Form 10-Q.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 83
4.	We note that you no longer include an accounting policy for entrance fees. It appears that you continue to consolidate entities that required residents to pay upfront entrance fees prior to occupying the community. In addition, we note that you adjust several of your non-GAAP measures discussed in Management's Discussion and Analysis to reflect entrance fees on a cash basis. Please revise to include your accounting policy or explain to us why you do not believe you are required to do so.
Response
The Company discontinued disclosure of its entrance fee accounting policy as a result of several transactions that occurred during 2014.  However, the Company has not changed its accounting policy for entrance fees since the policy was last reported in the Company's  Form

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 10, 2016

10-K for the year ended December 31, 2014.  On July 31, 2014, the Company acquired Emeritus Corporation.  Entrance fees were not material to Emeritus Corporation and this acquisition diminished the significance of entrance fees to the Company's consolidated financial statements.  On August 29, 2014, the Company contributed ten previously owned or leased entrance fee communities to an unconsolidated venture at which time the results of operations and financial position of these communities (including refundable entrance fee liabilities and deferred entrance fee revenue) were deconsolidated, further diminishing the significance of entrance fees to the Company's consolidated financial statements.  Subsequent to this transaction, the Company's consolidated financial statements include three entrance fee communities, which had resident fee revenues of less than 1.5% of the Company's total resident fee revenues for fiscal year 2015.
The Company determined that the accounting policy for entrance fees did not materially affect the presentation of financial position, cash flows or results of operations for the fiscal year ended December 31, 2015 or periods therein.  However, the Company has determined to disclose its accounting policy for entrance fees in future filings with the Commission that include the results of operations for the year ended December 31, 2014.  In addition, the Company has disclosed the accounting policy for entrance fee revenue in Footnote 2 (Summary of Significant Accounting Policies) of its condensed consolidated financial statements included in the Second Quarter 2016 Form 10-Q.
With respect to the Staff's comment regarding the inclusion of entrance fees on a cash basis within the Company's definitions of its non-GAAP measures, the Company refers to its responses to Comments #1 and #2.  As noted in such responses, beginning with the Company's Second Quarter 2016 Form 10-Q and Second Quarter 2016 Earnings Release, the Company's new definition and calculation of Adjusted EBITDA does not include the receipt of entrance fees on a cash basis, and the Company has revised its definition and reconciliation of CFFO to reflect that it is a measure of liquidity and to reconcile such measure from net cash provided by operating activities.
Form 8-K filed May 9, 2016
Exhibit 99.1 Press Release dated May 9, 2016
5.	Please consider the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016 in their entirety when preparing the disclosures to be included in your next earnings release and as specifically noted in the following comments.
Response
The Company acknowledges the Staff's comment and has reviewed the Staff's updated C&DI issued on May 17, 2016.  The Company has incorporated the Staff's interpretations

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 10, 2016

contained in the updated C&DI into its presentation of non-GAAP measures contained in its Second Quarter 2016 Earnings Release and Second Quarter 2016 Form 10-Q.
6.	Your presentation of certain non-GAAP measures in the introduction of and throughout your earnings release is inconsistent with Question 102.10.
Response
The Company acknowledges the Staff's comment and revised C&DI 102.10 issued on May 17, 2016.  The Company has incorporated the Staff's interpretations contained in C&DI 102.10 into its presentation of non-GAAP measures contained in its Second Quarter 2016 Earnings Release and Second Quarter 2016 Form 10-Q.
7.	Your presentation of Adjusted EBITDA, which includes the receipt of refundable and non-refundable entrance fees as well as CFFO from unconsolidated ventures is inconsistent with Question 100.04.
Response
The Company acknowledges the Staff's comment and new C&DI 100.04 issued as part of the C&DIs issued on May 17, 2016.  As noted above in response to Comment #1, the Company has revised its definition and calculation of Adjusted EBITDA to no longer include CFFO from unconsolidated ventures and the receipt of entrance fees, beginning with the Company's Second Quarter 2016 Earnings Release and Second Quarter 2016 Form 10-Q. The new definition of Adjusted EBITDA does include amortization of entrance fee revenue on a GAAP basis (since net income (loss) is no longer adjusted for the receipt of entrance fees on a cash basis).
8.	Your presentation of Facility Operating Income which excludes general and administrative expenses as well as facility lease expense may be inconsistent with Question 100.04.
Response
As noted above in response to Comment #3, the Company has discontinued reporting Facility Operating Income in its filings with the Commission and other investor relations materials, beginning with its Second Quarter 2016 Earnings Release and Second Quarter 2016 Form 10-Q.
9.	Your presentation of CFFO per share and Adjusted CFFO per share is inconsistent with Question 102.05.

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 10, 2016

Response
As noted above in response to Comment #2, since the Company considers CFFO to be a measure of liquidity, consistent with C&DI 102.05, the Company has ceased presenting CFFO per share in documents filed or furnished to the Commission, beginning with its Second Quarter 2016 Earnings Release.
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Please do not hesitate to contact me at (615) 564-8865 if you have any questions or wish to discuss this matter further.

                                                                                                    Sincerely,

                                                                                                    /s/ Lucinda M. Baier

                                                                                                    Lucinda M. Baier
                                                                                                    Chief Financial Officer
                                                                                                    Brookdale Senior Living Inc.

cc:	T. Andrew Smith, President and Chief Executive Officer
Dawn A. Kussow, Senior Vice President and Chief Accounting Officer
Chad C. White, Senior Vice President, Co-General Counsel and Secretary